CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2013

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
November 11, 2013	November 11, 2013

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2013	2012	2013	2012

Revenues	6	$76,882	$63,581	$192,324	$176,170
Cost of sales (excludes depletion, depreciation and amortization)		36,060	20,912	84,221	56,061
Gross margin		40,822	42,669	108,103	120,109
Depletion, depreciation and amortization		11,645	6,832	30,039	17,544
Mine operating earnings		29,177	35,837	78,064	102,565

General and administrative expenses	7	5,139	5,044	18,398	14,556
Share-based payments		3,209	2,546	11,681	7,776
Accretion of decommissioning liabilities		130	133	404	335
Acquisition costs		-	1,830	-	2,611
Foreign exchange (gain) loss		(462)	483	272	266
Operating earnings		21,161	25,801	47,309	77,021
Investment and other income	8	1,314	5,389	10,591	7,343
Finance costs		(525)	(501)	(1,529)	(1,368)
Earnings before income taxes		21,950	30,689	56,371	82,996
Income taxes
Current income tax (recovery) expense		(221)	1,031	1,242	2,808
Deferred income tax expense		5,851	4,789	12,132	13,640
		5,630	5,820	13,374	16,448
Net earnings for the period		$16,320	$24,869	$42,997	$66,548

Earnings per common share
Basic		$0.14	$0.22	$0.37	$0.61
Diluted		$0.14	$0.21	$0.37	$0.60

Weighted average shares outstanding
Basic	9	116,903,753	115,307,418	116,906,807	108,872,377
Diluted	9	117,329,281	117,049,419	117,469,634	111,004,089

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Net earnings for the period	$16,320	$24,869	$42,997	$66,548

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	(257)	(537)	(1,911)	(4,015)
Reclassification of impairment on available for sale investments	2,777	-	3,777	-
Currency translation gain	-	365	-	535
Other comprehensive income (loss)	2,520	(172)	1,866	(3,480)
Total comprehensive income for the period	$18,840	$24,697	$44,863	$63,068

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	Note	2013	2012	2013	2012
OPERATING ACTIVITIES
Net earnings for the period		$16,320	$24,869	$42,997	$66,548
Adjustments for:
Share-based payments		3,209	2,546	11,681	7,776
Depletion, depreciation and amortization		11,904	6,832	30,698	17,544
Accretion of decommissioning liabilities		130	133	404	335
(Gain) loss from silver futures and FVTPL marketable securities	8	(2,037)	(4,976)	4,973	(6,769)
Gain from revenue and fair value adjustment of prepayment facility	17 (a)	(775)	-	(7,103)	-
Write-down of AFS marketable securities	8	2,777	-	3,777	-
Litigation proceeds	22	-	-	14,127	-
Income tax expense		5,630	5,820	13,374	16,448
Finance costs		525	501	1,529	1,368
Unrealized foreign exchange (gain) loss and other		(482)	128	412	338
Operating cash flows before movements in working capital and income taxes		37,201	35,853	116,869	103,588
Net change in non-cash working capital items	21	1,904	(8,278)	(2,068)	(3,724)
Income taxes paid		(1,325)	(1,305)	(6,266)	(11,890)
Cash generated by operating activities		37,780	26,270	108,535	87,974
INVESTING ACTIVITIES
Expenditures on mining interests		(21,312)	(17,048)	(69,875)	(57,792)
Acquisition of property, plant and equipment		(25,958)	(22,295)	(70,610)	(47,767)
Increase in deposits on long-term assets		(2,453)	(7,971)	(7,823)	(13,623)
Realized gain (loss) on silver futures		3,999	7,938	(1,770)	5,894
Acquisition of Silvermex	24	-	11,354	-	11,354
Proceeds from disposal of marketable securities		-	2,419	23	5,222
Investment in marketable securities		-	-	-	(10,349)
Cash used in investing activities		(45,724)	(25,603)	(150,055)	(107,061)
FINANCING ACTIVITIES
Proceeds from sale-and-leasebacks		894	-	9,852	-
Proceeds from exercise of stock options and share warrants		604	3,437	1,693	7,142
Payment of lease obligations		(2,950)	(1,875)	(7,259)	(4,589)
Repayment of debt and prepayment facilities	17	(1,980)	(500)	(2,480)	(1,273)
Finance costs paid		(525)	(501)	(1,529)	(1,368)
Shares repurchased and cancelled	18 (d)	-	-	(2,403)	-
Cash (used in) generated by financing activities		(3,957)	561	(2,126)	(88)
Effect of exchange rate on cash held in foreign currencies		492	643	(430)	752
(Decrease) increase in cash and cash equivalents		(11,901)	1,228	(43,646)	(19,175)
Cash and cash equivalents, beginning of period		78,924	70,890	111,591	91,184
Cash and cash equivalents, end of period		$67,515	$72,761	$67,515	$72,761
Cash		$55,313	$69,589	$55,313	$69,589
Restricted cash		-	3,172	-	3,172
Short-term investments		12,202	-	12,202	-
Cash and cash equivalents, end of period		$67,515	$72,761	$67,515	$72,761
Supplemental cash flow information	21

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2013 AND DECEMBER 31, 2012
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Note	September 30, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents		$67,515	$111,591
Trade and other receivables	10	22,610	19,598
Income taxes receivable		6,566	8,664
Inventories	11	26,510	23,641
Other financial assets	12	3,785	7,237
Prepaid expenses and other		2,340	2,186
Total current assets		129,326	172,917

Non-current assets
Mining interests	13	429,784	372,941
Property, plant and equipment	14	280,138	220,212
Goodwill	24	24,591	24,591
Deferred tax assets		15,367	12,619
Deposits on long-term assets		8,888	9,751
Total assets		$888,094	$813,031

Liabilities and Equity

Current liabilities
Trade and other payables	15	$26,878	$37,398
Current portion of lease obligations	16	13,054	8,793
Current portion of debt and prepayment facility	17	15,571	6,662
Income taxes payable		4,267	4,377
Total current liabilities		59,770	57,230

Non-current liabilities
Lease obligations	16	17,831	14,185
Prepayment facility	17	28,170	44,241
Deferred gain on litigation	22	14,127	-
Decommissioning liabilities		9,796	9,691
Deferred tax liabilities		109,360	94,159
Total liabilities		239,054	219,506

Equity
Share capital	18 (a)	425,564	423,958
Equity reserves	19	43,752	31,219
Retained earnings		179,724	138,348
Total equity		649,040	593,525

Total liabilities and equity		$888,094	$813,031

Contingent liabilities (Note 23)
Subsequent events (Note 25)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(tabular amounts are expressed in thousands of United States dollars, except share amounts - unaudited)

	Share Capital		Equity Reserves
				Available for	Foreign
			Share-based	sale	currency	Total equity	Retained
	Shares	Amount	payment	revaluation	translation	reserves	earnings	Total equity

Balance at December 31, 2011	105,135,372	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598
Net earnings	-	-	-	-	-	-	66,548	66,548
Other comprehensive (loss) income	-	-	-	(4,015)	535	(3,480)	-	(3,480)
Share-based payment, net of related tax benefits (Note 19)	-	-	8,145	-	-	8,145	-	8,145
Shares issued for:
Acquisition of Silvermex Resources Inc. (Note 24)	9,451,641	136,317	-	-	-	-	-	136,317
Exercise of options	1,473,850	7,142	-	-	-	-	-	7,142
Conversion of shares to be issued	250	-	-	-	-	-	-	-
Share warrants issued (Note 24)	-	-	646	-	-	646	-	646
Expiry of shares to be issued	-	(209)	-	-	-	-	-	(209)
Transfer of equity reserve upon exercise of options	-	2,792	(2,792)	-	-	(2,792)	-	-
Balance at September 30, 2012	116,061,113	$419,346	$33,393	$(2,888)	$(142)	$30,363	$115,998	$565,707

Balance at December 31, 2012	116,756,840	$423,958	$33,612	$(2,085)	$(308)	$31,219	$138,348	$593,525
Net earnings	-	-	-	-	-	-	42,997	42,997
Other comprehensive income	-	-	-	1,866	-	1,866	-	1,866
Share-based payment, net of related tax benefits (Note 19)	-	-	11,362	-	-	11,362	-	11,362
Shares issued for:
Exercise of options	433,000	1,693	-	-	-	-	-	1,693
Shares repurchased and cancelled (Note 18(d))	(215,000)	(782)	-	-	-	-	(1,621)	(2,403)
Transfer of equity reserve upon exercise of options	-	695	(695)	-	-	(695)	-	-
Balance at September 30, 2013	116,974,840	$425,564	$44,279	$(219)	$(308)	$43,752	$179,724	$649,040

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2012 and note 3 below. As these condensed interim consolidated financial statements do not include all disclosures for annual consolidated financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2012.

Statement of Consolidation and Presentation

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments, marketable securities and the prepayment facility. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2012 have been applied in preparing these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as listed in Note 25 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2012. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Adopted Effective January 1, 2013

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Accounting Policies Adopted Effective January 1, 2013 (continued)

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 (“amendments to IAS1”) – Presentation of Items of Other Comprehensive Income. The amendments to IAS1 require items of other comprehensive income (“OCI”), along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Foreign currency translation

The functional currency of the Company’s Canadian head office was changed from the Canadian dollar to the U.S. dollar effective January 1, 2013, consistent with the functional currency for all of the Company’s other entities.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non- monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statement of income in the period in which they arise.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

3.	CHANGES IN ACCOUNTING POLICIES (continued) Future Changes in Accounting Policies

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. On July 24, 2013, the IASB tentatively decided to defer the mandatory effective date until the finalization of the impairment, classification and measurement requirements, with earlier adoption still permitted. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments include: impairment of property, plant and equipment and mining interests; depreciation and amortization rates for property, plant and equipment and depletion rates for mining interests; estimated reclamation and closure costs; mineral reserve estimates; inventory valuation; valuation of share-based payments; and income taxes.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include: economic recoverability and probability of future economic benefits of exploration; evaluation and development costs; and commencement of commercial production and production levels intended by management.

5.	SEGMENTED INFORMATION

The Company has eight reporting segments, including five operating segments located in Mexico, one development project in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are refined silver, gold, lead and zinc produced from doré and concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices and inventory is costed on a first-in first-out basis.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity's chief operating decision maker; and
•	for which discrete financial information is available.

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

5.	SEGMENTED INFORMATION (continued)

Management evaluates segment performance based on mine operating earnings as other expenses are not generally allocated to the segments. Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Three Months Ended September 30, 2013					Three Months Ended September 30, 2012

			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
			and	earnings	Capital			and	earnings	Capital
	Revenue	Cost of sales	amortization	(loss)	expenditures	Revenue	Cost of sales	amortization	(loss)	expenditures
Mexico
La Encantada	$23,817	$11,369	$3,123	$9,325	$6,088	$23,834	$8,879	$2,208	$12,747	$8,068
La Parrilla	21,716	8,545	3,719	9,452	6,603	22,502	9,641	2,840	10,021	14,569
Del Toro	9,712	4,190	1,673	3,849	23,478	-	-	-	-	19,537
San Martin	8,744	4,505	1,221	3,018	5,071	5,595	3,426	472	1,697	4,096
La Guitarra	5,418	3,141	1,838	439	4,237	2,993	2,673	518	(198)	4,155
La Luz	-	-	-	-	1,791	-	-	-	-	838
Canada
Coins and Bullion Sales	725	764	-	(39)	6	997	889	-	108	108
Europe
Silver Sales	45,645	47,552	-	(1,907)	-	49,449	36,985	-	12,464	-
Corporate and Eliminations	(38,895)	(44,006)	71	5,040	1,049	(41,789)	(41,581)	794	(1,002)	986
Consolidated	$76,882	$36,060	$11,645	$29,177	$48,323	$63,581	$20,912	$6,832	$35,837	$52,357

	Nine Months Ended September 30, 2013					Nine Months Ended September 30, 2012

			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
			and	earnings	Capital			and	earnings	Capital
	Revenue	Cost of sales	amortization	(loss)	expenditures	Revenue	Cost of sales	amortization	(loss)	expenditures
Mexico
La Encantada	$69,658	$31,232	$8,452	$29,974	$17,787	$65,369	$25,451	$6,637	$33,281	$26,913
La Parrilla	61,236	28,036	10,579	22,621	30,575	60,190	22,258	7,519	30,413	43,497
Del Toro	17,307	8,025	2,899	6,383	59,820	-	-	-	-	43,014
San Martin	23,214	13,268	2,990	6,956	15,776	16,544	9,087	2,076	5,381	15,395
La Guitarra	12,568	7,856	4,586	126	13,199	2,993	2,673	518	(198)	4,155
La Luz	-	-	-	-	3,469	-	-	-	-	1,759
Canada
Coins and Bullion Sales	2,393	2,254	-	139	9	2,795	2,883	-	(88)	108
Europe
Silver Sales	125,472	112,695	-	12,777	-	132,323	97,902	-	34,421	-
Corporate and Eliminations	(119,524)	(119,145)	533	(912)	4,427	(104,044)	(104,193)	794	(645)	2,540
Consolidated	$192,324	$84,221	$30,039	$78,064	$145,062	$176,170	$56,061	$17,544	$102,565	$137,381

	At September 30, 2013		At December 31, 2012
	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
Mexico
La Encantada	$145,659	$33,360	$136,510	$27,736
La Parrilla	199,470	36,315	175,410	42,546
Del Toro	178,601	35,716	122,152	22,764
San Martin	95,358	18,353	83,652	19,214
La Guitarra	179,401	3,749	172,472	35,940
La Luz	30,218	680	27,031	338
Canada
Coins and Bullion Sales	657	52	535	122
Europe
Silver Sales	27,918	4,575	53,225	4,608
Corporate and Eliminations	30,812	106,254	42,044	66,238
Consolidated	$888,094	$239,054	$813,031	$219,506

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

6.	REVENUES

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Gross revenue from payable ounces of silver equivalents	$83,935	$67,692	$211,088	$187,612
Less: refining & smelting costs	(7,053)	(4,111)	(18,764)	(11,442)
Revenues	$76,882	$63,581	$192,324	$176,170

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses of the Company are comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Corporate administration	$2,051	$1,651	$5,904	$4,281
Salaries and benefits	1,780	2,207	7,746	5,916
Audit, legal and professional fees	791	821	3,012	3,084
Filing and listing fees	19	14	372	360
Directors fees and expenses	239	170	705	495
Depreciation	259	181	659	420
	$5,139	$5,044	$18,398	$14,556

8.	INVESTMENT AND OTHER INCOME

The Company’s investment and other income is comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Termination fee from Orko acquisition, net of costs	$16	$-	$9,129	$-
Gain from fair value adjustment of prepayment facility (Note 17(a))	498	-	6,826	-
Gain (loss) from investment in silver futures (Note 12(c))	1,633	3,552	(3,654)	5,894
Gain (loss) from investment in fair value through profit or loss marketable securities (Note 12(b))	404	1,424	(1,319)	875
Interest income and other	190	413	766	574
Gain from insurance claim	1,350	-	1,350
Write-down of available for sale marketable securities (Note 12(a ))	(2,777)	-	(3,777)	-
Gain from value added tax settlement (Note 23)	-	-	711	-
Gain from litigation (Note 22)	-	-	559	-
	$1,314	$5,389	$10,591	$7,343

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of professional fees, legal and underwriter costs, the Company recognized a gain of $9.1 million in other income.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three and nine months ended September 30, 2013 and 2012 are based on the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net earnings for the period	$16,320	$24,869	$42,997	$66,548

Weighted average number of shares on issue - basic	116,903,753	115,307,418	116,906,807	108,872,377
Adjustment for stock options	425,528	1,742,001	562,827	2,131,712
Weighted average number of shares on issue - diluted(1)	117,329,281	117,049,419	117,469,634	111,004,089

Earnings per share - basic	$0.14	$0.22	$0.37	$0.61
Earnings per share - diluted	$0.14	$0.21	$0.37	$0.60

(1) Weighted average number of shares for the nine months ended September 30, 2013 excludes 3,997,945 (2012 – 1,148,800) options and 329,377 (2012 – 338,295) warrants that were anti-dilutive.

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	September 30, 2013	December 31, 2012
Trade receivables	$10,382	$6,637
Value added taxes and other taxes recoverable, net of allowance	11,724	12,285
Loan receivable from supplier and other	504	676
	$22,610	$19,598

The Company does not hold any collateral for any receivable amounts outstanding at September 30, 2013 and December 31, 2012. Trade and other receivables include $0.6 million (December 31, 2012 - $0.6 million) in value added taxes (“VAT”) recoverable that have been outstanding for more than one year. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

As at September 30, 2013, the Company has an allowance of $1.2 million against VAT claims acquired from Silvermex Resources Inc. that may become recoverable.

11.	INVENTORIES

	September 30, 2013	December 31, 2012
Finished product - doré and concentrates	$1,477	$1,982
Work in process	4,705	4,135
Stockpile	4,153	2,558
Materials and supplies	15,905	14,791
Silver coins and bullion including in-process shipments	270	175
	$26,510	$23,641

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

12.	OTHER FINANCIAL ASSETS

	September 30, 2013	December 31, 2012
Marketable securities - available for sale (a)	$490	$2,421
Marketable securities - fair value through profit or loss (b)	3,492	4,816
Derivatives (c)	(197)	-
	$3,785	$7,237

(a)	Marketable Securities – Available For Sale

As at September 30, 2013, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $0.5 million (December 31, 2012 - $2.4 million) and cost of $0.7 million (December 31, 2012 - $4.5 million). Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the three months ended September 30, 2013, management assessed an impairment of $2.8 million, or a cumulative impairment of $3.8 million during the nine months ended September 30, 2013, on the Company’s AFS marketable securities, which were recognized in investment and other income during the respective periods.

(b)	Marketable Securities – Fair Value Through Profit or Loss

As at September 30, 2013, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $3.5 million, which were acquired at a cost of $13.20 per unit. These trust units are classified as fair value through profit or loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit or loss. During the three and nine months ended September 30, 2013, the Company recognized a gain of $0.4 million (2012 – $1.4 million) and loss of $1.3 million (2012 – gain of $0.9 million), respectively, related to its FVTPL marketable securities.

(c)	Derivatives

The Company carries a long position on silver futures, expiring in December 2013, equivalent to 750,000 ounces of silver at an average price of $24.22 at September 30, 2013. The derivatives liability of $0.2 million (December 31, 2012 - $nil) reflects an unrealized loss of $1.9 million at September 30, 2013, net of a deposit of $1.7 million for the margin requirement to hold the silver futures. For the three and nine months ended September 30, 2013, the Company recorded a gain of $1.6 million (2012 – $3.6 million) and loss of $3.7 million (2012 – gain of $5.9 million), respectively, related to investment in silver futures, recognized in investment and other income during the period.

13.	MINING INTERESTS

The Company’s mining interest is comprised of the following:

	September 30, 2013	December 31, 2012
Producing properties	$251,847	$196,057
Exploration properties (non-depletable)	177,937	176,884
	$429,784	$372,941

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra
Producing properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At December 31, 2011	$27,264	$47,190	$-	$42,077	$-	$116,531
Acquired from Silvermex	-	-	-	-	47,188	47,188
Additions	13,523	35,476	-	5,171	4,191	58,361
Change in decommissioning liabilities	566	253	-	(583)	(728)	(492)
Transfer from exploration properties	3,884	858	-	1,913	-	6,655
At December 31, 2012	$45,237	$83,777	$-	$48,578	$50,651	$228,243
Additions	10,712	21,701	7,018	5,514	5,464	50,409
Change in decommissioning liabilities	-	-	-	(332)	-	(332)
Transfer from exploration properties	-	-	16,919	1,373	-	18,292
At September 30, 2013	$55,949	$105,478	$23,937	$55,133	$56,115	$296,612

Accumulated depletion and amortization
At December 31, 2011	$(6,040)	$(5,402)	$-	$(13,973)	$-	$(25,415)
Depletion and amortization	(1,586)	(2,654)	-	(2,066)	(465)	(6,771)
At December 31, 2012	$(7,626)	$(8,056)	$-	$(16,039)	$(465)	$(32,186)
Depletion and amortization	(1,783)	(5,063)	(717)	(1,242)	(3,774)	(12,579)
At September 30, 2013	$(9,409)	$(13,119)	$(717)	$(17,281)	$(4,239)	$(44,765)

Carrying values
At December 31, 2012	$37,611	$75,721	$-	$32,539	$50,186	$196,057
At September 30, 2013	$46,540	$92,359	$23,220	$37,852	$51,876	$251,847

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Other
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Properties(1)	Total
Cost
At December 31, 2011	$3,520	$5,670	$22,112	$15,035	$-	$20,412	$-	$66,749
Acquired from Silvermex	-	-	-	-	53,000	-	18,100	71,100
Exploration and evaluation expenditures	3,429	4,143	26,171	6,435	2,054	2,434	417	45,083
Proceeds from option payment (h)	-	-	-	(440)	-	-	-	(440)
Change in decommissioning liabilities	-	-	938	-	-	109	-	1,047
Transfer to producing properties	(3,884)	(858)	-	(1,913)	-	-	-	(6,655)
At December 31, 2012	$3,065	$8,955	$49,221	$19,117	$55,054	$22,955	$18,517	$176,884
Exploration and evaluation expenditures	1,135	3,356	8,807	937	1,118	916	655	16,924
Capitalization of borrowing costs (Note 17(a))	-	-	2,421	-	-	-	-	2,421
Transfer to producing properties	-	-	(16,919)	(1,373)	-	-	-	(18,292)
At September 30, 2013	$4,200	$12,311	$43,530	$18,681	$56,172	$23,871	$19,172	$177,937

(1) Other exploration properties consist of Plomosas Silver Project, Peñasco Quemado Silver Project, La Frazada Silver Project and Los Lobos Silver Project acquired from Silvermex Resources Inc.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

	(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The La Encantada Silver Mine consists of a 4,000 tonnes per day (“tpd”) cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

	(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum cumulative payable of $2.5 million. During the three and nine months ended September 30, 2013, the Company paid royalties of $0.1 million (2012 - $0.3 million) and $0.4 million (2012 - $0.7 million), respectively. As at September 30, 2013, total royalties paid to date for the Quebradillas NSR is $1.8 million.

	(c)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old underground silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. The Del Toro mine currently consists of a 1,000 tpd flotation circuit and a 1,000 tpd cyanidation circuit, which management plans to eventually ramp up to 4,000 tpd, including a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

In October 2013, the Company entered into an option agreement to acquire two adjacent mineral properties, namely the Chalchihuites and Navidad properties. The two properties consist of 441 hectares of mineral rights. Once the Chalchihuites option is fully exercised, the total purchase price will amount to $1,500,000. An amount of $834,000 has been paid with the balance of $666,000 payable in four equal annual payments beginning in October 2014 and ending in October 2017. Once the Navidad option is fully exercised, the total purchase price will amount to $730,000. Of this amount, $20,000 has been paid, $60,000 will be payable in 2014 and the remaining balance of $650,000 will be payable by October 2015.

Also, in October 2013, the Company entered into an option agreement to acquire two additional mineral properties, namely the Milagros and Zaragosa properties. The two properties consist of 18 hectares of mineral rights. Once the option is fully exercised, the total purchase price will amount to $518,000. An amount of $129,000 has been paid with the balance of $389,000 payable in four equal semi-annual payments beginning in April 2014 and ending in October 2015.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

	(d)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the upgraded 1,300 tpd cyanidation plant, mine buildings, offices and related infrastructure are located.

	(e)	La Guitarra Silver Mine, State of Mexico

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex Resources Inc. in July 2012. The La Guitarra mine is 100% owned by the Company.

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City. The 100% owned mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 500 tpd.

	(f)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights on adjacent properties for $1.0 million.

	(g)	Plomosas Silver Project, State of Sinaloa

The Plomosas Silver Project (formerly known as Rosario) was acquired through the acquisition of Silvermex Resources Inc. in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San Juan. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilowatt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

	(h)	Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests. In May 2012, the Company received an additional two million common shares of the Optionee, valued at $0.4 million as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

(i) Other Exploration Properties

With the acquisition of Silvermex Resources Inc. in 2012, the Company also acquired a number of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora.

14.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings	Equipment	Construction	Other	Total
Cost
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928
Acquired from Silvermex	2,126	6,724	1,710	267	10,827
Additions	17,151	19,243	59,318	3,615	99,327
Transfers	6,876	28,336	(35,212)	-	-
At December 31, 2012	$46,828	$146,401	$63,218	$7,635	$264,082
Additions	9,060	31,836	33,029	3,804	77,729
Transfers	23,034	28,440	(49,668)	(1,806)	-
At September 30, 2013	$78,922	$206,677	$46,579	$9,633	$341,811

Accumulated depreciation and amortization
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)
Depreciation and amortization	(4,446)	(13,246)	-	(1,290)	(18,982)
At December 31, 2012	$(9,777)	$(30,548)	$-	$(3,545)	$(43,870)
Depreciation and amortization	(2,735)	(13,981)	-	(1,087)	(17,803)
At September 30, 2013	$(12,512)	$(44,529)	$-	$(4,632)	$(61,673)

Carrying values
At December 31, 2012	$37,051	$115,853	$63,218	$4,090	$220,212
At September 30, 2013	$66,410	$162,148	$46,579	$5,001	$280,138

(1)	Included in land and buildings is $6.6 million (December 31, 2012 - $5.4 million) of land properties which are not subject to depreciation.
(2)	Included in property, plant and equipment is $45.2 million (December 31, 2012 - $26.8 million) of equipment under finance lease.

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At December 31, 2011	$65,737	$57,354	$7,005	$19,283	$-	$2,673	$1,876	$153,928
Acquired from Silvermex	-	-	-	-	9,352	-	1,475	10,827
Additions	16,330	21,018	48,058	7,404	1,446	853	4,218	99,327
At December 31, 2012	$82,067	$78,372	$55,063	$26,687	$10,798	$3,526	$7,569	$264,082
Additions	5,940	5,518	43,995	9,325	6,617	2,553	3,781	77,729
Transfers	-	6,315	(6,315)	-	-	-	-	-
At September 30, 2013	$88,007	$90,205	$92,743	$36,012	$17,415	$6,079	$11,350	$341,811

Accumulated depreciation and amortization
At December 31, 2011	$(10,609)	$(8,385)	$-	$(4,923)	$-	$(73)	$(898)	$(24,888)
Depreciation and amortization	(7,944)	(7,538)	-	(1,933)	(997)	(23)	(547)	(18,982)
At December 31, 2012	$(18,553)	$(15,923)	$-	$(6,856)	$(997)	$(96)	$(1,445)	$(43,870)
Depreciation and amortization	(6,669)	(5,516)	(2,246)	(1,748)	(812)	(23)	(789)	(17,803)
At September 30, 2013	$(25,222)	$(21,439)	$(2,246)	$(8,604)	$(1,809)	$(119)	$(2,234)	$(61,673)

Carrying values
At December 31, 2012	$63,514	$62,449	$55,063	$19,831	$9,801	$3,430	$6,124	$220,212
At September 30, 2013	$62,785	$68,766	$90,497	$27,408	$15,606	$5,960	$9,116	$280,138

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

15.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	September 30, 2013	December 31, 2012
Trade payables	$12,737	$20,827
Accrued liabilities	14,107	16,512
Unearned revenue	34	59
	$26,878	$37,398

16.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 6.5% to 9.1%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	September 30, 2013	December 31, 2012
Less than one year	$14,815	$10,233
More than one year but not more than five years	19,131	15,232
	33,946	25,465
Less: future finance charges	(3,061)	(2,487)
Present value of minimum lease payments	$30,885	$22,978

Included in the financial statements as:
Current portion of lease obligations	13,054	8,793
Lease obligations	17,831	14,185
Present value of minimum lease payments	$30,885	$22,978

17.	DEBT FACILITIES

	(a)	Bank of America Merrill Lynch Prepayment Facility

In December 2012, the Company entered into a $50.0 million prepayment facility agreement with Bank of America Merrill Lynch (“BAML”). Under the terms of the agreement, the Company received $50.0 million from BAML as an advance against a portion of the Company’s lead and zinc concentrate production for a period of 36 months commencing in July 2013. The prepayment facility bears an annual interest rate of LIBOR plus 3.5%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at market prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period. Under the prepayment facility agreement, the Company is required to limit the aggregate amount of debt below $135.0 million, excluding finance leases, which should also not exceed $75.0 million.

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

17.	DEBT FACILITIES (continued)

	(a)	Bank of America Merrill Lynch Prepayment Facility (continued)

In July 2013, the Company purchased call options on lead and zinc futures equivalent to remaining production to be delivered under the terms of the prepayment facility. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc. The total cost of these call options was $3.1 million, settled monthly over the remaining term of the prepayment facility. The prepayment facility is classified as a FVTPL financial liability and is recorded at fair market value, based on the forward market price of lead and zinc and discounted at an effective interest rate of 6.7%.

Movements in the prepayment facility and related call options during the period are summarized as follows:

Nine Months Ended
September 30, 2013
Opening balance, December 31, 2012	$50,403
Movements during the period:
Repayments	(1,980)
Revenue gain from fixed price contract	(277)
Fair value adjustment of remaining repayments, including call options	(6,826)
Capitalized interest and accretion	2,421
Ending balance, September 30, 2013	$43,741

Remaining repayments
Less than one year	$15,571
More than one year but not more than five years	37,398
Gross value of remaining repayments	52,969
Cumulative mark-to-market adjustment of remaining repayments, including call options	(4,196)
Adjusted value of remaining repayments	48,773
Less: future finance charges	(5,032)
Fair value at September 30, 2013	$43,741

	At September 30, 2013	At December 31, 2012
Financial instrument components:
Fair value of prepayment facility	45,588	50,403
Fair value of call options	(1,847)	-
	$43,741	$50,403
Financial statement presentation:
Short-term portion of prepayment facility	15,571	6,162
Long-term portion of prepayment facility	28,170	44,241
	$43,741	$50,403

Borrowing costs in relation to the prepayment facility were capitalized as construction costs of the Del Toro mine. Fair value adjustment gains are recorded as other income.

(b)	Aurcana Debt

As at December 31, 2012, the Company had a $0.5 million non-interest bearing debt payable to Aurcana Corporation. The balance was fully paid by the Company on January 9, 2013.

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

18.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

	Shares	Amount
Balance at December 31, 2011	105,135,372	$273,304
Shares issued for:
Acquisition of Silvermex Resources Inc. (Note 24)	9,451,641	136,317
Exercise of options	1,473,850	7,142
Conversion of shares to be issued	250	-
Expiry of shares to be issued	-	(209)
Transfer of equity reserve upon exercise of options and warrants	-	2,792
Balance at September 30, 2012	116,061,113	$419,346

Balance at December 31, 2012	116,756,840	$423,958
Shares issued for:
Exercise of options	433,000	1,693
Shares repurchased and cancelled (Note 18(d))	(215,000)	(782)
Transfer of equity reserve upon exercise of options	-	695
Balance at September 30, 2013	116,974,840	$425,564

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at September 30, 2013:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	180,000	2.03	0.60	180,000	2.03	0.60
3.01 - 4.00	192,500	3.70	1.21	192,500	3.70	1.21
10.01 - 22.45	4,993,020	17.97	3.22	1,909,875	14.64	2.08
	5,365,520	16.92	3.06	2,282,375	12.72	1.89

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

18.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

As of September 30, 2013, incentive stock options represent 5% (December 31, 2012 - 4%) of issued and outstanding share capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at September 30, 2013 and December 31, 2012 were $3.4 million and $22.6 million, respectively.

The changes in stock options issued during the nine months ended September 30, 2013 and the year ended December 31, 2012 are as follows:

	Nine Months Ended		Year Ended
	September 30, 2013		December 31, 2012
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	4,603,520	14.59	4,934,375	8.31
Granted	1,430,000	20.81	2,039,645	19.59
Exercised	(433,000)	3.97	(2,174,250)	4.83
Cancelled or expired	(235,000)	18.66	(196,250)	16.88
Balance, end of the period	5,365,520	16.92	4,603,520	14.59

The weighted average closing share price at date of exercise for the nine months ended September 30, 2013 was CAD$15.97 (September 30, 2012 - CAD$19.36) .

During the nine months ended September 30, 2013, 1,430,000 (September 30, 2012 – 1,260,000) stock options were granted with an aggregate fair value of CAD$11.7 million (September 30, 2012 – CAD$9.8 million).

The weighted average fair value of employee stock options granted during the nine months ended September 30, 2013 and the year ended December 31, 2012 were $8.18 and $8.82, respectively, which were estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine Months Ended	Year Ended
	September 30, 2013	December 31, 2012
Average risk-free interest rate (%)	1.28	1.24
Expected life (years)	3.38	3.38
Expected volatility (%)	58.53	62.75
Expected dividend yield (%)	-	-
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

18.	SHARE CAPITAL (continued)

	(c)	Share purchase warrants

The following table summarizes the information about share purchase warrants outstanding and exercisable at September 30, 2013:

Warrants Outstanding and Exercisable
		Weighted Average	Weighted Average
	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Warrants	(CAD$/Share)	(Years)
25.36	329,377	25.36	0.21

There were no changes in share purchase warrants during the nine months ended September 30, 2013.

(d)	Share repurchase program

In March 2013, the Company received approval from the Toronto Stock Exchange to repurchase up to 5,848,847 common shares of the Company over the next 12 months through a normal course issuer bid in the open market. During the nine months ended September 30, 2013, the Company repurchased and cancelled 215,000 shares for a total consideration of $2.4 million (CAD$2.5 million).

19.	EQUITY RESERVES

	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012
Available for sale revaluation reserve (a)
Balance at beginning of period	$(2,085)	$1,127
Loss on available for sale marketable securities	(1,911)	(4,015)
Reclassification of impairment on available for sale investments	3,777	-
Balance at end of period	(219)	(2,888)
Share-based payments reserve (b)
Balance at beginning of period	33,612	27,394
Share-based payments recognized in profit and loss and related tax benefit	11,362	8,145
Share warrants issued (Note 24)	-	646
Reclassed to share capital for exercise of stock options	(695)	(2,792)
Balance at end of period	44,279	33,393
Foreign currency translation reserve (c)
Balance at beginning of period	(308)	(677)
Currency translation gain	-	535
Balance at end of period	(308)	(142)
Total equity reserves per statements of financial position	$43,752	$30,363

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.
(b)

The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $0.3 million (2012 - $0.4 million).

(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-U.S. dollar functional currency operations within the Company into the U.S. dollar presentation currency. Effective January 1, 2013, all of the Company’s entities have the U.S. dollar as their functional currency.

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS

	(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2012.

The capital of the Company consists of equity, comprising issued capital, equity reserves and retained earnings, debt facilities, net of cash and cash equivalents as follows:

	September 30, 2013	December 31, 2012
Equity	$649,040	$593,525
Debt and prepayment facilities	43,741	50,903
Less: cash and cash equivalents	(67,515)	(111,591)
	$625,266	$532,837

In order to facilitate the management of its capital requirements, the Company prepares annual and semi-annual capital expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenant under the BAML prepayment facility agreement (see Note 17(a)).

(b)	Categories of financial instruments

	September 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets
Loans and receivables
Cash and cash equivalents	$67,515	$67,515	$111,591	$111,591
Trade and other receivables	22,610	22,610	19,598	19,598
Fair value through profit or loss
Marketable securities	3,492	3,492	4,816	4,816
Derivatives	(197)	(197)	-	-
Available for sale
Marketable securities	490	490	2,421	2,421
Total financial assets	$93,910	$93,910	$138,426	$138,426
Financial liabilities
Fair value through profit or loss
Prepayment facility	$43,741	$43,741	$50,403	$50,403
Other financial liabilities
Trade and other payables	26,878	26,878	37,398	37,398
Debt	-	-	500	500
Total financial liabilities	$70,619	$70,619	$88,301	$88,301

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

	(c)	Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities
Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	3,982	-	-	3,982
Derivatives (1)	(197)	-	-	(197)
Financial liabilities
Prepayment facility (2)	(1,847)	45,588	-	43,741

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	7,237	-	-	7,237
Financial liabilities
Prepayment facility (2)	-	50,403	-	50,403

(1)	Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.
(2)

Zinc and lead call options acquired in relation to the prepayment facility are valued based on unadjusted quoted prices for identical assets in an active market obtained from security exchanges. The prepayment facility is valued based on the market value of lead and zinc to be delivered, determined using forward price curve of the respective metals, discounted at market discount rate.

(d)	Financial risk management

There are no significant changes in financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2012, except for the following:

	i)	Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through four international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

	(d)	Financial risk management (continued)

		i)	Credit Risk (continued)

The Company has a Mexican VAT receivable of $11.7 million as at September 30, 2013 (December 31, 2012 - $13.9 million), of which $0.6 million (2012 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the condensed interim consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

		ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at September 30, 2013, the Company has outstanding trade payables of $12.7 million (December 31, 2012 - $20.8 million) which are generally payable in 90 days or less and accrued liabilities of $14.1 million (December 31, 2012 - $16.5 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$26,878	$26,878	$-	$-	$-
Prepayment facility	52,969	15,571	37,398	-	-
Finance lease obligations	33,946	14,815	17,732	1,399	-
Decommissioning liabilities	11,543	-	-	-	11,543
Total Obligations	$125,336	$57,264	$55,130	$1,399	$11,543

iii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				September 30, 2013		December 31, 2012
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$17,539	$238	$(1,115)	$16,662	$1,666	$5,001	$500
Mexican peso	344	11,990	(17,327)	(4,993)	(499)	(7,237)	(724)
	$17,883	$12,228	$(18,442)	$11,669	$1,167	$(2,236)	$(224)

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

	(d)	Financial risk management (continued)

		iv)	Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by- product revenue from the sale of gold, zinc, lead and iron ore, which accounts for approximately 15% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver. In July 2013, the Company purchased call options on lead and zinc futures equivalent to remaining production to be delivered under the terms of the prepayment facility. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc.

As at September 30, 2013, a 10% increase or decrease of metal prices at September 30, 2013 would have the following impact on net earnings:

				September 30, 2013
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$1,196	$59	$730	$38	$2,023
Metals in doré and concentrates inventory	168	4	8	24	204
Prepayment facility	-	-	(2,379)	(2,336)	(4,715)
	$1,364	$63	$(1,641)	$(2,274)	$(2,488)

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net change in non-cash working capital items:
Increase in trade and other receivables	$(1,989)	$(3,952)	$(3,011)	$(4,789)
Decrease (increase) in inventories	5,375	(2,414)	(2,868)	(7,179)
Increase in prepaid expenses and other	(650)	(2,665)	(1,842)	(977)
Decrease (increase) in net taxes receivable	1,555	(1,110)	7,012	(4,654)
(Decrease) increase in trade and other payables	(2,387)	1,863	(1,359)	13,875
	$1,904	$(8,278)	$(2,068)	$(3,724)
Non-cash investing and financing activities:
Shares issued for acquisition of Silvermex (Note 24)	$-	$136,317	$-	$136,317
Warrants issued for acquisition of Silvermex (Note 24)	-	646	-	646
Transfer of share-based payments reserve upon exercise of options	232	1,379	695	2,792
Capitalization of borrowing costs	(809)	-	(2,421)	-
Assets acquired by finance lease	(4,749)	(340)	(5,314)	(9,837)

22.	VENDOR LIABILITY AND INTEREST

In May 2006, the Company acquired a controlling interest in First Silver for $50.8 million (“the Agreement”). The purchase price was payable to the Vendor (“Davila Santos”) in three instalments. The first and second instalments totaling $38.1 million were paid in accordance with the Agreement. The final 25% instalment of $12.7 million was not paid to Davila Santos pending a legal action by the Company against Davila Santos and his private company involving a mine in Mexico (“the Bolaños Mine”) as set out further below.

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

22.	VENDOR LIABILITY AND INTEREST (continued)

In November 2007, the Company and First Silver commenced an action against Davila Santos, who was a director and the President and Chief Executive Officer of First Silver at the time of the Agreement (“the Action”). The Company and First Silver alleged, among other things, that Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to First Silver. In their Statement of Defence, the defendants denied that Davila Santos violated his fiduciary duties to First Silver.

Davila Santos also filed a counterclaim (“the Counterclaim”) against the Company in which he claimed for unpaid amounts and interest under the Agreement. As of July 16, 2009, the unpaid amount, together with interest calculated at the contractual interest rate of 6%, amounted to $14.2 million. As a result of a consent order in the Action on July 16, 2009, the sum of $13.6 million was paid into the trust account of Davila Santos’ lawyers pending the outcome of the Action (“the Trust Funds”), leaving an unpaid balance under the Agreement of CDN$0.6 million (“the Unpaid Balance”).

In the Counterclaim, Davila Santos also claimed, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and the Unpaid Balance and reimbursements of all costs and expenses, including his legal fees, incurred by Davila Santos in pursuing his claims against the Company.

The trial of the Action and Counterclaim commenced in the Supreme Court of British Columbia in Vancouver, British Columbia in April 2012. In April 2013, the Company received a positive judgment from the Court, which awarded the sum of $93.8 million in favour of First Majestic against the defendants. As for the Counterclaim, on June 25, 2013, the Court held that Davila Santos was only entitled to simple post-judgment interest on the Unpaid Balance commencing July 16, 2009, and that both the Unpaid Balance and this interest were to be set-off against the amount awarded to the Company. Davila Santos’ claim for costs and expenses was dismissed. As well, the Court ordered that the Trust Funds and all earned interest thereon since July 16, 2009 be paid to the Company’s lawyers. These funds, totalling $14.1 million, were received by the Company on June 27, 2013 in partial payment of the April 24, 2013 judgment, leaving an unpaid amount of approximately $79.0 million.

The judgments by the Supreme Court of British Columbia in favour of the Company were appealed by the defendants. On June 27, 2013 the Court of Appeal of British Columbia ordered the defendant to post security or provide a letter of credit in the amount of $79.0 million by September 25, 2013. Additionally, the Supreme Court of British Columbia has granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account. The defendant did not post security nor provided a letter of credit and as a result, on October 23, 2013, the defendant’s appeal (“the Appeal Dismissal Order”) was dismissed by the Court of Appeal.

On October 30, 2013, the defendant initiated an application to vary or discharge the Appeal Dismissal Order requiring a written motion within 14 days and a hearing with a three judge panel to determine if the appeal judge made an error in law or principle. The length of this process and the outcome of this application are presently not determinable. Judgment against Davila Santos should not be regarded as final until such time as all avenues for appeal have been exhausted and the Company cautions that even if the results of all such appeals are in the Company’s favour it may have to take additional action in Mexico and/or Canada to try to recover the unpaid portion of the judgment. The outcome of any such action is not presently determinable.

During the nine months ended September 30, 2013, the Company recognized a gain of $0.6 million related to reversal of interest and costs previously accrued for the Action. The $14.1 million payment received on June 27, 2013 was recorded as a deferred gain and will only be recognized in the event all avenues for the defendant’s appeals have been exhausted. There can be no guarantee of collection on the remainder of the judgment amount and accordingly, as at September 30, 2013, the Company has not accrued any additional income or receivable related to the remaining $79.0 million unpaid judgment in favour of the Company.

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

23.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The Company has defended all of the tax reassessments except for a remaining balance of $1.6 million (21.1 million Mexican pesos) regarding intercompany loan tax treatment that is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in these remaining claims and has not recorded a provision for any potential tax exposure relating to these reassessments.

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a subsidiary acquired by the Company in 2012, had a tax reassessment from the Mexican tax authorities for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.1 million (40.8 million Mexican pesos). During 2012, La Guitarra received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. As at December 31, 2012, La Guitarra had posted cash as collateral (“Restricted Cash”) for a bond held with the Mexican tax authorities for $3.1 million (40.8 million Mexican pesos) and also accrued a VAT payable of $3.1 million related to the tax reassessment.

In May 2013, the Company submitted a voluntary tax amnesty, and in June 2013 the Company remitted $2.4 million (31.5 million Mexican pesos) related to the 2003 tax reassessment and, in exchange, received a credit for the remaining balance of $0.7 million (9.3 million Mexican pesos). As at September 30, 2013, the 2003 tax reassessment had been fully settled with the Mexican tax authorities and the Restricted Cash was returned. The gain on settlement of $0.7 million was recorded in other income during the second quarter of 2013.

24.	ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. Shareholders of Silvermex received 0.0355 First Majestic shares and CAD$0.0001 for each share of Silvermex. Pursuant to closing of the transaction, First Majestic issued 9,451,641 common shares, 338,295 replacement warrants and $26,000 in cash for the acquisition. The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date. Transaction costs of $2.6 million related to the acquisition was expensed in the nine months ended September 30, 2012.

The acquisition strengthens First Majestic’s position, adding the La Guitarra Silver Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra will further diversify production and cash flow across the Company’s growing portfolio of producing mines and development projects in Mexico.

Notes Page 22

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

24.	ACQUISITION OF SILVERMEX RESOURCES INC. (continued)

Total consideration for the acquisition and purchase price allocation, in accordance with IFRS 3 - Business Combinations, are estimated as follows:

Consideration:
9,451,641 First Majestic common shares	$136,317
338,295 First Majestic replacement warrants	646
Cash paid (266.2 million Silvermex shares x CAD$0.0001 per share)	26
Total consideration	$136,989

Allocation of purchase price
Cash and cash equivalents	$11,380
Inventories	3,145
Mining interests	118,287
Property, plant and equipment	10,827
Goodwill	24,591
Deposit on long-term assets	482
Other net working capital	(7,665)
Decommissioning liabilities	(1,954)
Deferred tax liabilities, net	(22,104)
$136,989

Goodwill of $24,591,000 was recognized as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Financial and operating results of Silvermex are included in the Company’s consolidated financial statements effective July 3, 2012. During the three and nine months ended September 30, 2012, the acquisition of Silvermex contributed revenues of $2,993,000 and loss of $553,000 to the Company’s net earnings.

Had the business combination been effected at January 1, 2012, revenues of the Company would have been $181,027,000 and earnings would have been $60,334,000 for the nine months ended September 30, 2012. Management considers these pro forma numbers to represent an approximate measure of the performance of the consolidated entity during the year.

In determining the pro forma revenue and net earnings had Silvermex been acquired at the beginning of the current year, management has:

•	Calculated depletion of mining interests acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amount recognized in the pre-acquisition financial statements;
•	Capitalized certain development and exploration drilling costs in conformity with First Majestic’s accounting policies;
•	Recognized the deferred income tax expense effect related to the above adjustments; and
•	Excluded acquisition costs of the acquiree as a one-off transaction.

Notes Page 23

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

25.	SUBSEQUENT EVENTS

Subsequent to September 30, 2013:

	a)	50,000 options were exercised for gross proceeds of CAD$102,000; and

	b)	22,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,024,840 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

26.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements of First Majestic Silver Corp. for the three and nine months ended September 30, 2013 were approved and authorized for issue by the Board of Directors on November 11, 2013.

Notes Page 24